Exhibit (a) (9)

News Release

FOR IMMEDIATE RELEASE	CONTACT:	LuJean Smith
Siemens Medical Solutions
(610) 448-1473
lujean.smith@siemens.com
SIEMENS EXTENDS TENDER OFFER FOR ACQUISITION OF DADE BEHRING
     NEW YORK, September 5, 2007 — Belfast Merger Co., a wholly owned subsidiary of Siemens Corporation, announced today that it has extended the expiration date for its cash tender offer for all outstanding shares of common stock of Dade Behring Holdings, Inc. (Nasdaq GS: DADE). The tender offer has been extended to 12:00 Midnight, New York City time, on Wednesday, September 26, 2007. The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 25, 2007, by and among Siemens, its subsidiary, Belfast Merger Co., and Dade Behring. Completion of the tender offer is conditioned on, among other things, receipt of regulatory approvals.
     As of 4:00 p.m., New York City time, on Wednesday, September 5, 2007, an aggregate of 39,128,122 shares of common stock of Dade Behring had been validly tendered and not withdrawn, representing 48.82 percent of the outstanding common stock of Dade Behring.
About Siemens
     Siemens AG (NYSE: SI) (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 160 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com.
About Dade Behring
     With 2006 revenue of more than US$1.7 billion, Dade Behring offers a wide range of products, systems and services designed to meet the day-to-day needs of clinical laboratories, delivering innovative solutions to customers and enhancing the quality of life for patients. Additional company information is available on the Internet at www.dadebehring.com.
This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. The Tender Offer Statement on Schedule TO, the Offer to Purchase and related materials filed by Siemens with the Securities and Exchange Commission (“SEC”) contain important information and should be read carefully before any decision is made with respect to the tender offer. These materials are available at no charge on the SEC’s web site (http://www.sec.gov) and requests for additional copies of such materials may be directed to Georgeson Inc., the Information Agent for the tender offer. The Information Agent can be reached at 17 State Street, 10th Floor, New York, New York 10004. Banks and brokers can call (212) 440-9800 and all others can call toll free at (888) 605-7608.